HEALTHTECH SOLUTIONS, INC. DBA OMNILIFE

PART A: SUBSCRIPTION AGREEMENT

The undersigned subscriber(s) ("**Subscriber**", or "**we**"), desiring to invest in HealthTech Solutions, Inc. dba OmniLife, a Delaware corporation (the "**Company**"), hereby subscribes for the purchase of a convertible unsecured promissory note issued by the Company (the "**Note**" or the "**Notes**") as set forth on the signature page to this Subscription Agreement. Subscriber understands that the subscription is subject to acceptance by the Company and may be rejected in whole or in part. Subscriber understands that it will need to submit a check for 100% of the total purchase price set forth on the signature page to this Subscription Agreement. Subscriber promises and agrees to deliver with this Subscription Agreement a check for an amount equal to 100% of the total purchase price for the Note, made payable to "HealthTech Solutions, Inc. dba OmniLife" The Company can provide you wire instructions if you prefer to wire the purchase price. This Subscription Agreement, as well as the check for the total purchase price for the Note, must be delivered as follows:

> HealthTech Solutions, Inc. dba OmniLife
> Attn: Dalton Shaull, CEO/President
> 348 E Main St.
> Lexington, KY 40507

A.   REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER. It is acknowledged and clearly understood by the undersigned Subscriber that this subscription is predicated upon the facts, terms, and conditions set forth below. Accordingly, by signing this Subscription Agreement, Subscriber represents and warrants to the Company and agrees that:

1.   Subscriber has received, read and understands the terms of the Offering Statement ("**Form C**") including: (i) theCertificate of Incorporation and all amendments thereto (the "**Certificate**"); (ii) the Bylaws (the "**Bylaws**" and together with the Certificate, referred to herein as the "**Governing Documents**"); and (iii) a specimen form of the Note. Subscriber understands that the any shares to which the Notes may convert will be governed by the Governing Documents, which contain substantial restrictions on the transferability of the shares. Subscriber further understands that Delaware law will also govern Subscriber's investment.

2.   Subscriber understands that the Company intends to use the offering proceeds for general working capital. Subscriber understands that funds paid by investors for the Notes will not be placed in escrow, but instead will be held by the Company, until the Subscriber's Subscription Agreement is accepted by the Company. Once the Subscription Agreement is accepted by the Company, the Company will use the funds for general working capital and all subscription proceeds paid by you will become immediately at-risk capital and the Company may immediately begin spending all such proceeds for its business development plans.

3.   Subscriber has been given full and complete access to information, financial or otherwise, regarding the Company and has utilized such access to its satisfaction and has obtained any other relevant information Subscriber has sought. Subscriber has been given the opportunity to ask questions of, and receive answers from, the Company concerning this offering and other matters pertaining to this investment.

4.   In making the decision to purchase the Note, Subscriber has relied solely upon its legal and financial advisors and Subscriber's independent investigations. Subscriber is not relying on any

communication (written or oral) of the Company or any of its affiliates, for tax, business, risk, economic or other advice or as a recommendation to purchase the Note or invest in its business. Subscriber understands that information and explanations related to the terms and conditions of the Offering Term Sheet or otherwise by the Company or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Notes, and that neither the Company nor any of its affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Notes.

5. Subscriber understands the high risk of this investment and the financial hazard involved, including the risk of loss of Subscriber's entire investment and the lack of liquidity of Subscriber's investment.

6. Subscriber has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the prospective investment in the Notes. Alternatively, Subscriber has designated a qualified purchaser representative who has such knowledge and experience in financial and business matters that Subscriber and the purchaser representative together are capable of evaluating the merits and risks of the prospective investment in the Notes.

7. Subscriber is able to bear the economic risk of this investment, including a total loss of the investment. Subscriber has adequate means of providing for Subscriber's current needs and personal contingencies and has no need for liquidity in its investment in the Company and has no reason to anticipate any personal circumstances, financial or otherwise, which might cause or require any sale or distribution of the Notes. Subscriber's overall commitment to investments that are not readily marketable is not disproportionate to Subscriber's net worth and its investment in the Company will not cause Subscriber's overall commitment in such investments to become excessive.

8. It is Subscriber's intention to acquire the Notes for Subscriber's own account, for investment purposes, and not with a view to, or for, resale in connection with any distribution thereof. Subscriber understands that no federal or state agency has passed upon the Notes or made any findings or determination as to the fairness of this investment. The Notes have not been registered under the Securities Act of 1933 (the "**Act**") nor under state securities laws and the offering of the Notes pursuant to the Offering Term Sheet is being made under exemptions from registration that may depend upon Subscriber's investment intention. The Company will rely on Subscriber's representations and is not required to recognize any transfer of the Notes if, in the opinion of counsel, such transfer would result in a violation of any federal or state law, rule or regulation regarding the offering or sale of securities.

9. The Company has no obligation or intention to register any Notes for resale or transfer under the Act or any state securities laws or to take any action (including the filing of reports or the publication of information as required by Rule 144 under the Act) which would make any exemption from registration requirements of such securities laws available to Subscriber. Subscriber may therefore be precluded from selling or otherwise transferring or disposing of the Notes or any portion thereof for an indefinite period or at any particular time.

10. Subscriber is not subscribing for the Notes as a result or subsequent to: (i) any advertisement, article, notice or any other communications published in any newspaper, magazine or similar media or broadcast over television or radio; or (ii) any seminar or meeting whose attendees had been invited as a result of, or subsequent to, any of the foregoing communications.

11. Subscriber understands that the subscription for the Notes is subject to acceptance by the Company and is irrevocable by Subscriber. The Company has the right in its sole and absolute discretion to abandon the offering at any time before the completion of the offering. In such case, this Subscription

Agreement will thereafter have no force or effect and the Company will return the previously paid subscription price of the Notes, without interest thereon, to Subscriber.

12.   If the undersigned is an Entity, it is fully authorized and qualified to make, and has full right and power to make, a purchase of the Notes. The person signing this Subscription Agreement on behalf of an Entity has been duly and properly authorized to do so. The person signing this Subscription Agreement, if an individual, has full right, power and legal capacity to do so.

13.   Subscriber agrees to indemnify and hold harmless the Company, its directors and officers, and any other person who controls or is controlled by them, against any loss, liability, claim, damage and expense whatsoever, including reasonable attorneys' fees, arising out of or based upon any false representation or warranty or any breach by Subscriber of any term or condition contained in this Subscription Agreement, the Confidential Investor Suitability Questionnaire (the "**Questionnaire**") and any other document furnished by Subscriber in connection with this investment.

14.   Subscriber agrees to keep all information and documents received in connection with the Company's business and its offering of the Notes confidential. Subscriber agrees that any reproduction of such information or documents, whether in whole or in part, is strictly prohibited (including, without limitation, the Subscription Documents or the Offering Term Sheet or any of its exhibits). Such information and documents are furnished to Subscriber only for the purpose of providing information about the Notes being sold by the Company.

15.   Neither Subscriber, nor any person controlling, controlled by, or under common control with Subscriber, nor any person having a beneficial interest in Subscriber, is an individual, organization, or entity listed on the List of Specifically Designated Nationals and Blocked Persons (the "**OFAC Control List**") maintained by the U.S. Office of Foreign Assets Control, and Subscriber is not investing and will not invest in the Company on behalf of or for the benefit of any individual, organization, or entity listed on the OFAC Control List.

16.   Subscriber agrees to furnish any additional information requested by the Company or its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Notes. The attached Questionnaire is true and complete. Subscriber agrees that the Company may rely on the truth and accuracy of the information for purposes of assuring compliance with the exemptions from the registration requirements of the Act and applicable state securities laws.

17.   Subscriber agrees that appropriate legends may be placed on any Notes issued by the Company to give notice of the restrictions set forth under federal and state securities laws, or in these Subscription Documents.

18.   This Agreement contains the entire agreement of the parties and there are no representations, covenants or other agreements except as stated or referred to herein. This Agreement shall not be modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

19.   Any notice, demand or other communication that may be required shall be sufficiently given if such communication is made in writing and deposited, postage prepaid, in a United States mail box, addressed to the Company's address indicated above, or is delivered personally at such address.

20.   This Agreement is not transferable or assignable. Except as otherwise provided herein, this Subscription Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and permitted assigns. If more than one

person is signing this Subscription Agreement, the obligations of each of us shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be binding upon each such person and Subscriber's respective heirs, personal representatives and successors.

21.   Notwithstanding the place where this Subscription Agreement may be executed, the terms and conditions of this Subscription Agreement shall be governed by and constructed in accordance with Delaware law.

22.   Pronouns contained herein and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the parties may require.

23.   This Subscription Agreement may be executed through separate signature pages or in counterparts, and each counterpart shall constitute one agreement binding on the parties. Facsimile, electronic or scanned PDF signatures will be binding upon the parties.

B.   INFORMATION, REPRESENTATIONS AND WARRANTIES TRUE AND ACCURATE

The information in the Questionnaire and the foregoing representations and warranties are true and accurate as of the date of signing the signature page to this Subscription Agreement, shall be true and accurate as of the date of delivery of payment to the Company, and shall survive such delivery and the acceptance of this subscription. It is acknowledged and clearly understood by the undersigned subscriber that this subscription is predicated upon the facts, terms, and conditions set forth in this Subscription Agreement.

Subscriber agrees to notify the Company upon the occurrence of any event before the closing of the purchase of the Notes pursuant to this Subscription Agreement that would cause any representation, warranty, or covenant of Subscriber contained herein to be false or incorrect.

C.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

As of the acceptance of this Subscription Agreement by the Company, the Company represents and warrants to Subscriber as follows:

1.   **Organization, Good Standing, Corporate Power and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on the Company.

2.   **Capitalization.**
     (a)   The authorized capital of the Company consists, immediately prior to the the Company's acceptance of this Subscription Agreement, of 50,000,000 shares of common stock, $0.00001 par value per share (the "**Common Stock**"), 12,037,234 shares of which are issued and outstanding immediately prior to the acceptance of this Subscription Agreement. All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

     (b)   The Company has reserved 1,500,000 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its Amended and Restated Stock Plan duly adopted by the Board of Directors and approved by the Company stockholders (the "**Stock Plan**"). Contemporaneously with this offering or shortly thereafter, the Company plans to increase the number of shares of Common Stock reserved for issuance under the Stock Plan from 1,500,000 to 2,000,000.

(c)   The Company has never adjusted or amended the exercise price of any stock options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. The Company has no obligation (contingent or otherwise) to purchase or redeem any of its capital stock.

3.   **Subsidiaries.** The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

4.   **Authorization.** All corporate action required to be taken by the Company's Board of Directors and stockholders in order to authorize the Company to enter into this Subscription Agreement, and to issue the Notes hereunder, has been taken. All action on the part of the officers of the Company necessary for the execution and delivery of this Subscription Agreement, the performance of all obligations of the Company under this Subscription Agreement to be performed, and the issuance and delivery of the Note has been taken or will be taken prior to closing. This Subscription Agreement, when accepted, executed and delivered by the Company, shall constitute valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

5.   **Valid Issuance of Shares**. The Common Stock to be issued to Subscriber upon conversion of the Note, when issued and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Note, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer set forth in the Company's Governing Documents, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Subscriber. Assuming the accuracy of the representations of Subscriber in this Subscription Agreement, the Note to be issued to Subscriber hereunder, and the Common Stock to be issued upon conversion, will be issued in compliance with all applicable federal and state securities laws.

6.   **Governmental Consents and Filings**. Assuming the accuracy of the representations made by the Subscriber herein, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Subscription Agreement, except for the filings pursuant to Regulation D of the Securities Act, and applicable state securities laws, which have been made or will be made in a timely manner.

7.   **Litigation.** There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Company's knowledge, currently threatened in writing (i) against the Company or any officer or director of the Company; or (ii) to the Company's knowledge, that questions the right of the Company to enter into this Subscription Agreement, or to consummate the transactions contemplated by this Subscription Agreement. Neither the Company nor, to the Company's knowledge, any of its officers or directors is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers or directors, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation,

actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company's employees, their services provided in connection with the Company's business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

8. **Intellectual Property.** The Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all intellectual property used by the Company in connection with its business (the "**Company Intellectual Property**") without any known conflict with, or infringement of, the rights of others, including prior employees or consultants, with which any of them may be affiliated now or may have been affiliated in the past. To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party. Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person. The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person. The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company's business. Each employee and consultant has assigned to the Company all intellectual property rights he or she owns that are related to the Company's business as now conducted and as presently proposed to be conducted and all intellectual property rights that he, she or it solely or jointly conceived, reduced to practice, developed or made during the period of his, her or its employment or consulting relationship with the Company that (a) relate, at the time of conception, reduction to practice, development, or making of such intellectual property right, to the Company's business as then conducted or as then proposed to be conducted, (b) were developed on any amount of the Company's time or with the use of any of the Company's equipment, supplies, facilities or information or (c) resulted from the performance of services for the Company.

9. **Compliance with Other Instruments.** The Company is not in violation or default (i) of any provisions of its Certificate of Incorporation, as amended, or Bylaws, (ii) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, or (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound, or (v) to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company, the violation of which would have a material adverse effect on the Company. The execution, delivery and performance of this Subscription Agreement and the consummation of the transactions contemplated herein will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

10. **Certain Transactions.**

(a) Other than (i) standard employee benefits generally made available to all employees, (ii) standard director and officer indemnification agreements approved by the Board of Directors, and (iii) the purchase of shares of the Company's capital stock and the issuance of options to purchase shares of the Company's Common Stock, in each instance, approved in the written minutes of the

Board of Directors or via written consent, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors or consultants, or any affiliate thereof.

(b) The Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of the Company's directors, officers or employees, or any members of their immediate families, or any affiliate of the foregoing are, directly or indirectly, indebted to the Company or, to the Company's knowledge, have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Company's customers, suppliers, service providers, joint venture partners, licensees and competitors, (ii) direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company except that directors, officers, employees or stockholders of the Company may own stock in (but not exceeding two percent (2%) of the outstanding capital stock of publicly traded companies that may compete with the Company; or (iii) financial interest in any material contract with the Company.

11. **Property**. The property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the property and assets it leases, the Company is in compliance with such leases and holds a valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such property or assets. The Company does not own any real property.

12. **Financial Statements.** The Company has delivered to Subscriber its unaudited financial statements for the fiscal years ended December 31, 2017 and December 31, 2018 and its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of for the twelve-month period ended September 30, 2019 (collectively, the "**Financial Statements**"). The Financial Statements have been prepared in accordance with generally accepted accounting principles ("**GAAP**") applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes required by GAAP. The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments.

13. **Changes**. Since September 30, 2019 there has not been any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the ordinary course of business that have not caused, in the aggregate, a material adverse effect on the Company.

14. **Employee Matters.**

(a) As of the date hereof, the Company employs 13 full-time employees and engages approximately 7 consultants or independent contractors.

(b) To the Company's knowledge, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee's ability to promote the interest of the Company or that would conflict with the Company's business.

(c)   The Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants or independent contractors. The Company has complied in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to employment, including those related to wages, hours, worker classification and collective bargaining. The Company has withheld and paid to the appropriate governmental entity or is holding for payment not yet due to such governmental entity all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(d)   To the Company's knowledge, no employee intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as an employee. The Company does not have a present intention to terminate the employment of any of the foregoing. The employment of each employee of the Company is terminable at the will of the Company. Upon termination of the employment of any such employees, no severance or other payments will become due. The Company has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(e)   The Company has not made any representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of the Company's Board of Directors.

(f)   The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Company. There is no strike or other labor dispute involving the Company pending, or to the Company's knowledge, threatened, which could have a material adverse effect, nor is the Company aware of any labor organization activity involving its employees.

15.   **Tax Returns and Payments**. There are no federal, state, county, local or foreign taxes due and payable by the Company which have not been timely paid. There are no accrued and unpaid federal, state, country, local or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

16.   **Insurance**. The Company has in full force and effect insurance policies concerning such casualties as would be reasonable and customary for companies like the Company, sufficient in amount (subject to reasonable deductions) to allow it to replace any of its properties that might be damaged or destroyed.

17.   **Employee Agreements**. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information (the "**Confidential Information Agreements**").

18.   **Permits**. The Company has all franchises, permits, licenses and any similar authority

necessary for the conduct of its business, the lack of which could reasonably be expected to have a material adverse effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

19.   **Corporate Documents.** The Certificate of Incorporation, as amended, and Bylaws of the Company are in the form provided to Subscriber. The minute book of the Company contains minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since the date of incorporation and accurately reflects in all material respects all actions by the directors (and any committee of directors) and stockholders with respect to all transactions referred to in such minutes.

20.   **Disclosure**. The Company has made available to Subscriber all the information reasonably available to the Company that Subscriber has requested for deciding whether to acquire the Company's Notes, including certain of the Company's projections describing its proposed business plan (the "**Business Plan**"). No representation or warranty of the Company contained in this Subscription Agreement contains any untrue statement of a material fact or, to the Company's knowledge, omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. The Business Plan was prepared in good faith; however, the Company does not warrant that it will achieve any results projected in the Business Plan.

[Signature Page Follows]

SIGNATURE PAGE TO HEALTHTECH SOLUTIONS, INC. DBA OMNILIFE SUBSCRIPTION AGREEMENT

PURCHASERS:

FOR INVESTOR

Signed: _____   Date: _____

Name: _____

Email: _____

Address: _____

_____

Principal Amount of Investment	$

If INDIVIDUAL:

Date of Birth: _____

SSN: _____

If ENTITY:

Company: _____

EIN: _____

Address: _____

_____

Accredited Investor   [___]

Unaccredited Investor   [___]

Acceptance of Subcription. The company hereby accepts the subscription for the Note specified above

HEALTHCARE SOLUTIONS, INC (DBA OMNILFE)

By: _____

Title: President, CEO

THIS CONVERTIBLE UNSECURED PROMISSORY NOTE AND THE SHARES OF STOCK WHICH MAY BE PURCHASED PURSUANT TO THE CONVERSION OF THIS NOTE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE TRANSFER IS IN ACCORDANCE WITH RULE 144 OR A SIMILAR RULE AS THEN IN EFFECT UNDER THE SECURITIES ACT OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT STATING SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT.

CONVERTIBLE UNSECURED PROMISSORY NOTE

Amount $__________________ Issue Date: __________________

Maturity Date: January 31, 2024

For value received HealthTech Solutions, Inc. dba OmniLife, a Delaware corporation (the "Company"), promises to pay to _____________________________ ("Holder") the principal sum of $________________ together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This convertible unsecured promissory note (the "Note") is issued as part of a series of similar convertible unsecured promissory notes (collectively, the "Notes") that are being issued to persons and entities who subscribe for such Notes (collectively, the "Holders") as described in the Confidential Term Sheet dated January 7, 2020 (the "Financing")

1. Interest Rate. Simple interest will accrue on the outstanding principal balance of the Note from the date hereof until paid in full or converted into shares of the Company as described below, which interest shall accrue at the lesser of (1) 5.00% per annum; or (2) the maximum rate permissible by law. Interest shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

2. Payment at Maturity. Provided that this Note has not been converted pursuant to Section 3 or Section 4 hereof, the unpaid principal balance, together with any then unpaid accrued interest, shall be due and payable by the Company on the Maturity Date.

3. Voluntary Conversion.

(a) *Maturity.* Provided that this Note has not been earlier converted pursuant to Section 3(b) or Section 4 hereof, on January 31, 2024 from the date of signing. Holder may elect to convert the unpaid principal balance of this Note, together with any then unpaid accrued interest into shares of the Company's Common Stock at the Cap Price.

(b) *Change of Control/Acquisition.* If this Note has not otherwise been converted or repaid, upon a Change of Control or Acquisition, as the case may be, at the election of the Requisite Holders, the unpaid principal balance of this Note, together with any then unpaid accrued interest shall be converted into shares of Common Stock at the Cap Price immediately prior to such Change of Control or Acquisition.

4. Automatic Conversion.

(a) Qualified Financing. In the event of a Qualified Financing, the outstanding principal balance and accrued interest of this Note shall automatically convert in whole without any further action by the Holder into the same Equity Securities that are being offered in the Qualified Financing at a conversion price equal to the lower of: (a) 80% of the valuation per share price paid by the Investors for the Equity Securities in the Qualified Financing; or (b) the Cap Price, and otherwise on substantially the same terms as the Qualified Financing.

(b) For purposes of this Note:

   (i) "Acquisition" means a sale, lease or other disposition of all or substantially all of the assets of the Company.

   (ii) "Cap Price" means if the Issue Date of this Note is on or before July 31, 2021, the per share price calculated by dividing $7,000,000 by the total number of fully diluted Equity Securities of the Company as of the date of conversion (excluding any shares that were issued as part of a Qualified Financing or pursuant to the conversion of any Notes)

   (iii) "Change of Control" shall mean the sale or transfer of equity, control, or business interest in the Company, whether through an equity sale, a consolidation, sale or merger of the Company or other transaction or series of transactions in which 50% or more of the equity interests of the Company are transferred.

   (iv) "Common Stock" shall mean the Company's Common Stock, as described in the Company's Certificate of Incorporation.

   (v) "Equity Securities" shall mean the Company's Common Stock, Preferred Stock, or any securities conferring the right to purchase the Company's Common Stock or Preferred Stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option, convertible note or warrant outstanding as of the date of this Note.

   (vi) "Maturity Date" means the earlier of: (a) January 31, 2024 (b) the date of a Change of Control; or (c) the date of an Acquisition.

   (vii) "Qualified Financing" means the issuance or sale of shares by the Company of Preferred Stock to investors (the "Investors") on or before the Maturity Date in an equity financing resulting in gross proceeds to the Company of at least $2,000,000, excluding any proceeds from the sale of the Note.

(viii) "Requisite Holders" means Holders holding Notes whose aggregate principal amount represents a majority of the outstanding principal amount of all then-outstanding Notes.

5. Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company may elect, in lieu of issuance of any fractional share, to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the conversion price of one share of the Equity Securities into which this Note has converted by such fraction.

6. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Holder in enforcing and collecting this Note.

7. Prepayment. The Company may not prepay this Note.

8. Default. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Requisite Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 8(b) or 8(c), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

    (a) The Company defaults in its performance of any covenant under any Note;

    (b) Upon any voluntary bankruptcy or insolvency proceedings, which is defined as any of the following actions by the Company: (i) applying for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property; (ii) making a general assignment for the benefit of its creditors; (iii) dissolution or liquidation; (iv) commencing a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it; or (v) taking any material action to effect any of the foregoing; or

    (c) upon any involuntary bankruptcy or insolvency proceedings, which is defined as proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency, or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within sixty (60) days of commencement.

9. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

10. Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware without giving effect to conflicts of laws principles.

11. Parity with Other Notes. The Company's repayment obligation to the Holder under this Note shall be on parity with the Company's obligation to repay all Notes issued under the Financing. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Holder hereunder.

12. Subordination to Senior Obligations. The indebtedness evidenced by this Note, and the payment of any other amount due under this Note, including principal, interest, and any other sums due hereunder is subordinated, junior and subject in right of payment, to the prior payment of all Senior Obligations indefeasibly in cash. "Senior Obligations" means all indebtedness, liabilities and obligations, whether direct or indirect, joint or several, absolute or contingent, related or unrelated, now or in the future existing and whether consisting of principal, interest, fees, expenses (including reasonable attorney's fees), indemnities, charges or other sums, owed by the Company to any commercial bank, equipment lessor or other financial institution, insurance company, government or government agency or department which indebtedness, liabilities or obligations are either outstanding on the date hereof or are evidenced by instruments, agreements or documents stating that such indebtedness, liabilities or obligations are superior in right of payment to this Note.

13. Additional Covenants. The Company acknowledges and agrees that until the Notes have been converted or repaid the Company shall not do any of the following without the prior written approval of the Requisite Holders:

(a) Amend, alter or repeal any provision of the Certificate of Incorporation except in connection with and/or to facilitate a Qualified Financing or in connection with this Financing;

(b) Create or authorize the creation of, or issue or obligate itself to issue shares of any class or series of capital stock senior to or on parity with the Notes with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, except as may be necessary to facilitate a Qualified Financing or in connection with this Financing;

(c) Amend, modify or adopt any employee stock purchase plan, stock incentive plan or similar plan, provided however, the Company shall not need the approval of the Requisite Holders to increase the number of Common Stock authorized to be issued under the Company's current stock plan from 1,500,000 to 2,000,000;

(d) Sell or grant to any individual or entity an exclusive license to any of the Company's material intellectual property, except in connection with a sale of all or substantially all of the Company's assets or a Change of Control;

(e) Increase the authorized number of shares of Preferred Stock, except in connection with and/or to facilitate a Qualified Financing;

(f) Incur bank indebtedness greater than $250,000;

(g) Declare or pay any dividend or distribution on any shares of Common Stock or Preferred Stock; or

(h) Acquire all or substantially all of the assets or capital stock of another 14. Modification; Waiver. Any term of this Note may be amended or waived with the entity.

14. **Modification; Waiver.** Any term of this note may be amended or waived with the written consent of the Company and the Requisite Holders.

[Signature Page to Follow]

HEALTHTECH SOLUTIONS, INC. DBA OMNILIFE

By: __/s/____Dalton Shaull_____

Name: Dalton Shaull

Title: President

Holder Signature: _____

Principal Amount of Note: _____

Date of Note: _____